

Mail Stop 6010

April 7, 2008

Via U.S. Mail and Fax (407) 333-4181

Keith S. Bair
Senior Vice President and Chief Financial Officer
Faro Technologies, Inc.
125 Technology Park
Lake Mary, Florida 32746

>   **Re: Faro Technologies, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed March 10, 2008**
>   **File No. 000-23081**

Dear Mr. Bair:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Keith S. Bair
Faro Technologies, Inc.
April 7, 2008
Page 2

Form 10-K for the fiscal year ended December 31, 2007

Note 1. Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

1.   We note that your measurement systems include a measurement device, a computer and software loaded on the computer. We also note that you sell comprehensive support as well as training and technology consulting services to your customers. Please tell us, and in future filings disclose how you identify the contract elements permitting separate revenue recognition and describe how they are distinguished. Please also discuss how you allocate the arrangement consideration to the individual units of accounting.

Item 9A. Controls and Procedures, page 61

2.   We note your disclosure that your "management has concluded that as of December 31, 2007, such disclosure controls and procedures were effective to provide reasonable assurance that the Company records, processes, summarizes and reports the information the Company must disclose in the reports the Company files or submits under the Exchange Act within the time periods specified in the SEC's rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

3.   Further, we note your reference to reasonable assurance in your conclusion. Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kate Tillan

Kate Tillan
Assistant Chief Accountant